UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Part 1 — All issues
Part 2 — Bonus issue or pro rata issue
Part 3 – Quotation of securities
SIGNATURES

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 2.	7,287,985 Ordinary Shares 12,500 expiring unquoted options

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. 2.	Ordinary shares issued on the conversion of convertible notes. 12,500 unquoted options expiring on 31 December 2008.

+ See chapter 19 for defined terms.

Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1.	$0.04, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest cent (calculated in accordance with the terms of the Trust Deed).

		2.	N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.	Ordinary shares issued on the conversion of 2,159,403 convertible notes, in accordance with the terms of the Trust Deed.

		2.	—

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	620,843,237	Ordinary Shares

		145,424,726	Convertible Notes

		176,756,604	Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	18,989,688	Unquoted Options

+ See chapter 19 for defined terms.

Appendix 3B — Page 2

Appendix 3B
New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

+ See chapter 19 for defined terms.

Appendix 3B — Page 3

Appendix 3B
New issue announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.
Appendix 3B – Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.
Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date: 7 January 2008
(Director/Company secretary)
Print name: Peter Ronald Wetzig

+ See chapter 19 for defined terms.

Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Options issued under the constitution
The outstanding balance at 31 December 2008 is represented by:

Expiry Date	Exercise Price A$	Number
14-Jan-09	0.400	125,000
2-Feb-09	0.400	100,000
16-Feb-09	0.400	14,438
24-Feb-09	0.400	81,250
10-Mar-09	0.400	8,250
31-Mar-09	0.400	62,500
5-Apr-09	0.400	29,500
14-Apr-09	0.400	1,100,000
10-May-09	0.400	25,000
8-Jun-09	0.400	25,000
21-Jun-09	0.400	3,225,000
21-Jun-09	1.100	40,000
21-Jun-09	1.150	200,000
30-Jun-09	0.400	62,500
5-Jul-09	0.400	75,000
14-Jul-09	0.400	125,000
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750
		18,989,688

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	07/01/2009

The previous notice was given to the company on	04/06/2008

The previous notice was dated	04/06/2008
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	187,423,505	30.8%	181,214,199	29.18%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

	Person whose		Consideration given	Class and number
Date of	relevant interest	Nature of	in relation to change	of securities	Person’s votes
change	changed	change (6)	(7)	affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number
interest	securities	holder (8)	interest (6)	of securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	124,965,717 ordinary shares	124,965,717

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	56,248,482 ordinary shares	56,248,482

604    page 2/2    15 July 2001
5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer		date	9/01/09

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 9 pages referred to in number 3 of the ASIC Form 604 signed and dated 9 January 2009.

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	Common Stock	Common Stock
05/29/2008	James Michael O’Dwyer	Market Disposition	$0.060	9,000	9,000
05/29/2008	James Michael O’Dwyer	Market Disposition	$0.060	5,000	5,000
05/30/2008	James Michael O’Dwyer	Market Disposition	$0.060	40,000	40,000
05/30/2008	James Michael O’Dwyer	Market Disposition	$0.060	224,000	224,000
05/30/2008	James Michael O’Dwyer	Market Disposition	$0.060	42,000	42,000
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	23,070	23,070
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	50,000	50,000
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	126,930	126,930
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	100,000	100,000
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	250,000	250,000
06/02/2008	James Michael O’Dwyer	Market Disposition	$0.061	100,000	100,000
06/03/2008	James Michael O’Dwyer	Market Disposition	$0.061	40,000	40,000
06/04/2008	James Michael O’Dwyer	Market Disposition	$0.063	100,000	100,000
06/04/2008	James Michael O’Dwyer	Market Disposition	$0.063	5,279	5,279
06/04/2008	James Michael O’Dwyer	Market Disposition	$0.063	80,000	80,000
06/04/2008	James Michael O’Dwyer	Market Disposition	$0.063	14,721	14,721
06/05/2008	James Michael O’Dwyer	Market Disposition	$0.062	5,353	5,353
06/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	19,453	19,453
06/05/2008	James Michael O’Dwyer	Market Disposition	$0.060	80,547	80,547
06/06/2008	James Michael O’Dwyer	Market Disposition	$0.062	5,453	5,453
06/06/2008	James Michael O’Dwyer	Market Disposition	$0.060	100,000	100,000
06/13/2008	James Michael O’Dwyer	Market Disposition	$0.059	10,000	10,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	Common Stock	Common Stock
24-Dec-08	James Michael O’Dwyer	Market Disposition	$0.065	100,000	100,000
02-Jan-09	James Michael O’Dwyer	Market Disposition	$0.060	100,000	100,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
05/28/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	4,435	88,700
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	5,384	107,680
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	1,500	30,000
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	900	18,000
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	3,500	70,000
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	4,951	99,020
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.078	49	980
05/29/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.078	4,300	86,000
05/30/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.098	5,000	100,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	500	10,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	500	10,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	1,000	20,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	300	6,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	200	4,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.134	100	2,000
06/03/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	5,000	100,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.197	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.197	2,005	40,100
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.197	300	6,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.197	100	2,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	275	5,500
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	800	16,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	200	4,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	2,200	44,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	300	6,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	2,500	50,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	250	5,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,874	37,480
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	3,100	62,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	26	520
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,874	37,480
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	100	2,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.145	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	4,100	82,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	1,000	20,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	1,100	22,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	3,900	78,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	5,000	100,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	200	4,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	5,500	110,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	500	10,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	4,500	90,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	500	10,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	4,500	90,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.103	3,600	72,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	325	6,500

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.093	25	500
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.093	8,600	172,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	100	2,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.114	9,000	180,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.114	900	18,000
06/04/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.124	500	10,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	5,000	100,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	100	2,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	4,900	98,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	100	2,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	620	12,400
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	4,200	84,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	80	1,600
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	720	14,400
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	100	2,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	4,900	98,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	100	2,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	24	480
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.095	600	12,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	4,500	90,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	200	4,000
06/05/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	300	6,000
06/06/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.112	205	4,100
06/06/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.112	100	2,000
06/06/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.112	200	4,000
06/06/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.112	378	7,560
06/06/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.112	100	2,000
06/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.138	580	11,600
06/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.138	500	10,000
06/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.138	1,000	20,000
06/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.138	1,000	20,000
06/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.138	1,100	22,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	1,000	20,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	2,000	40,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	4,800	96,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	200	4,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	650	13,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.099	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	7,200	144,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.078	7,000	140,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.078	551	11,020
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/10/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.089	100	2,000
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.079	2,700	54,000
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.079	200	4,000
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.079	220	4,400
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	1,000	20,000
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	2,600	52,000
06/12/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.111	91	1,820
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.057	1,250	25,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	900	18,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	600	12,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	1,900	38,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	80	1,600
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.068	100	2,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.047	1,100	22,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.047	3,900	78,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.047	2,700	54,000
06/13/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.079	100	2,000
06/16/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	19	380
06/16/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	200	4,000
06/16/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	100	2,000
06/16/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	200	4,000
06/16/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$1.116	300	6,000
03/05/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.330	200	4,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.070	300	6,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.070	300	6,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.070	300	6,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.070	200	4,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.059	100	2,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.048	100	2,000
06/17/2008	O’Dwyer Investments Pty Ltd	Market Acquisition	$1.048	100	2,000
12/09/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.640	1,000	20,000
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	700	14,000
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	154	3,080
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	500	10,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	2,500	50,000
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	4,030	80,600
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	2,000	40,000
12/19/2008	O’Dwyer Investments Pty Ltd	Market Disposition	$0.954	4,300	86,000

/s/ James Michael O’Dwyer
James Michael O’Dwyer

METAL STORM LIMITED ACN 064 270 006
Extension of Heads of Agreement
Satisfaction of Cash Covenants
Brisbane, Australia — 9 January 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited today announced that it has extended the Heads of Agreement entered into with Harmony Investment Fund Limited (Harmony) to expire on 31 January 2009. The Heads of Agreement requires Harmony to execute an underwriting agreement for purposes of underwriting a further note issue for up to $6m after it has sold $10m of its existing notes being the first and second tranche of a three tranche proposal as set out in an announcement on 23 June 2008.
Progress made to date and the recent global economic downturn indicates these sales will not be achieved, however, both parties agree that continued efforts should be made to fill the conditions precedent. Should they not be met the Company will consider other alternatives and advise the market as appropriate.
The original agreement was due to expire on 31 December 2008.
Metal Storm is pleased to provide further information with regard to the successful satisfaction of the final cash covenant requirement of the Convertible Notes Trust Deed. The Trust Deed required Metal Storm to maintain minimum cash balances from 1 September 2006 to 31 December 2008. These balances have been maintained for the full duration of the covenant term. Metal Storm has now met all performance and financial covenants contained in the Trust Deed having previously announced the completion of the performance milestones in June 2007.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 09, 2009	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary